Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, Michigan 48375

August 12, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	J. Nolan McWilliams
Loan Lauren P. Nguyen

Re:	Cooper-Standard Holdings Inc.
Registration Statement on Form S-3
File No. 333-189981

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cooper-Standard Holdings Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-3, including all amendments thereto (File No. 333-189981) (the “Registration Statement”), be declared effective at 4:00 p.m., Eastern Standard Time on August 14, 2013 or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter. If you have any questions or require further information, please contact Kevin Blatchford (312) 853-2076 or the undersigned at (248) 596-6030.

Very truly yours,

COOPER-STANDARD HOLDINGS INC.

By:	/s/ Timothy W. Hefferon
Timothy W. Hefferon, Vice President, General Counsel and Secretary

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